

Mail Stop 3720

June 10, 2009

Via U.S. Mail and facsimile to (516) 249-2922

Ms. Nancy Li
Chief Executive Officer
JumpTV Inc.
1600 Old Country Road
Plainview, New York 11803

> **Re: JumpTV Inc.**
> **Registration Statement on Form 10**
> **Amended on June 2, 2009 and June 5, 2009**
> **File No. 000-53620**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 10

Item 2. Financial Information, page 2

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2

Results of Operations, page 9

1.   We note that your subscriber revenue, as disclosed at the bottom of page 12 and
        the top of page 13, grew organically by $1.1 million. Please explain what were
        the underlying business drivers that caused this increase in revenues.

2.   Please explain whether the percent decrease in your gross margin, as disclosed in
        the sixth paragraph on page 10 and in the fifth paragraph on page 13, is a trend
        and, if so, how you are addressing this trend.

3.   We note that you amended your filing to only include a portion of the information
        required by Item 15 of Form 10. Please amend your filing to include all of the
        financial statements required to be filed pursuant to such item.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 74

4.   Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K
        regarding your common equity that could be sold pursuant to Rule 144 or advise
        us why you believe this disclosure is not required.

Consolidated Statements of Operations and Comprehensive Loss, page F-6

5.   We refer to your response to prior comment 17 and your revised disclosures. We
        note your presentation, below the line item "Total Cost of Sales, exclusive of
        depreciation and amortization shown separately below," of a subtotal that
        represents a gross margin. Please note that it not appropriate to present a gross
        margin without allocating depreciation and amortization to cost of sales. Please
        revise throughout your document. Similarly, you should not discuss gross
        margins within your MD&A if you do not allocate depreciation and amortization
        expense to such margins.

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

[i] Subscriber revenue, page F-10

eCommerce revenue, page F-10

6.   We note that you earn revenue from advertising impressions at a cost per thousand impressions. We further note that such revenue is recognized based on the number of impressions displayed during the period. Tell us if you recognize revenue only upon the achievement of a thousand impressions and any increments of a thousand thereafter or if you recognize revenue on a pro-rata basis. For example, do you recognize revenue if you only deliver 800 impressions? If so, tell us why you believe it is appropriate to recognize revenue on a pro-rata basis since it appears you are only paid per thousand impressions.

[ii] Equipment revenue, page F-11

7.   Please revise to disclose that there is no right of return for your set top boxes.

        Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. As appropriate, please amend your Form 10 in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

        Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

                                                Sincerely,

                                                /s/ Paul Fischer for
                                                Larry Spirgel
                                                Assistant Director

cc: via facsimile to (212) 916-2940
        Frank Lee, Esq.